--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

              [X] Annual Report Pursuant to Section 15(d) of
                  the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2000

                                       or

              [_] Transition Report Pursuant to Section 15(d)
                  of the Securities Exchange Act of 1934

 For the transition                                         Commission file
 period from __ to ___                                       number 1-8607

                       BellSouth Retirement Savings Plan

                             BellSouth Corporation
                          1155 Peachtree Street, N.E.
                          Atlanta, Georgia 30309-3610

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       BELLSOUTH RETIREMENT SAVINGS PLAN

                               Table of Contents

                                                                            Page
                                                                            ----
Report of Independent Accountants..........................................   2
Statement of Net Assets Available for Benefits, With Fund
 Information as of December 31, 2000.......................................   3
Statement of Net Assets Available for Benefits, With Fund
 Information as of December 31, 1999.......................................   5
Statement of Changes in Net Assets Available for Benefits, With Fund
 Information for the Year ended December 31, 2000..........................   7
Statement of Changes in Net Assets Available for Benefits, With Fund
 Information for the Year ended December 31, 1999..........................   9
Statement of Changes in Net Assets Available for Benefits, With Fund
 Information for the Year ended December 31, 1998..........................  11
Notes to Financial Statements..............................................  13
Signature Page.............................................................  24
Exhibit 23--Consent of Independent Accountants.............................  25

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Plan Administrator of the BellSouth Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BellSouth Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia

June 25, 2001

                                                                BELLSOUTH RETIRE

                                               STATEMENT OF NET ASSETS AVAILABLE

                                                                        December
                                                                         (In Tho

                                                         Vanguard
                                                           Index   Fidelity
                          BellSouth   Indexed   Interest   Trust    Growth
                            Stock      Stock     Income   Growth   & Income  Balanced
                             Fund       Fund      Fund   Portfolio Portfolio   Fund
         ASSETS           ---------- ---------- -------- --------- --------- --------
Share of Trust net
 assets.................  $1,559,490 $1,102,940 $940,836 $260,329  $180,106  $104,327
Investment in BellSouth
 Retirement Savings
 Employee Stock
 Ownership Plan Trust:
 Shares of BellSouth
  common stock allocated
  to participants.......         --         --       --       --        --        --
 Shares of BellSouth
  common stock held for
  future allocation.....         --         --       --       --        --        --
 Temporary cash
  investments...........         --         --       --       --        --        --
                          ---------- ---------- -------- --------  --------  --------
  Total Investments.....   1,559,490  1,102,940  940,836  260,329   180,106   104,327
Contributions
 receivable.............       1,818      1,420      822      838       568       403
Fund, BellSouth Savings
 and Security Plan and
 other transfers
 receivable--net........         --         --     1,993      --        --          6
                          ---------- ---------- -------- --------  --------  --------
  Total Assets..........   1,561,308  1,104,360  943,651  261,167   180,674   104,736
                          ---------- ---------- -------- --------  --------  --------
      LIABILITIES
Distributions payable...       1,353      1,135    1,109       35        17       106
Fund, BellSouth Savings
 and Security Plan and
 other transfers
 payable--net...........         474        422      --       764        72       --
Notes payable...........         --         --       --       --        --        --
                          ---------- ---------- -------- --------  --------  --------
  Total Liabilities.....       1,827      1,557    1,109      799        89       106
                          ---------- ---------- -------- --------  --------  --------
Net Assets Available for
 Benefits...............  $1,559,481 $1,102,803 $942,542 $260,368  $180,585  $104,630
                          ========== ========== ======== ========  ========  ========



                                             The accompanying notes are an integ

MENT SAVINGS PLAN

FOR BENEFITS, WITH FUND INFORMATION

31, 2000
usands)

          T. Rowe                Personal                DFA U.S.                          Employee Stock
           Price     DFA U.S.     Choice        DFA      Large Cap                         Ownership Plan
  Bond    Mid-Cap   6-10 Value  Retirement International Value II  Participant         ----------------------
  Fund     Growth  Portfolio II  Account   Value II Fund   Fund       Loans     Other  Allocated  Unallocated   Total
--------  -------- ------------ ---------- ------------- --------- ----------- ------- ---------- ----------- ----------

$101,672  $156,369   $70,023     $99,053      $38,750     $28,632    $68,799   $14,862 $      --   $    --    $4,726,188






     --        --        --          --           --          --         --        --   1,155,338       --     1,155,338


     --        --        --          --           --          --         --        --         --    446,931      446,931

     --        --        --          --           --          --         --        --         536    13,420       13,956
--------  --------   -------     -------      -------     -------    -------   ------- ----------  --------   ----------
 101,672   156,369    70,023      99,053       38,750      28,632     68,799    14,862  1,155,874   460,351    6,342,413

     124       489       165         --            98         127        --        --         --        --         6,872



     --        --         22         539          --            5      1,461       --       3,484       --         7,510
--------  --------   -------     -------      -------     -------    -------   ------- ----------  --------   ----------
 101,796   156,858    70,210      99,592       38,848      28,764     70,260    14,862  1,159,358   460,351    6,356,795
--------  --------   -------     -------      -------     -------    -------   ------- ----------  --------   ----------

      38        36        22         --           --           13         51       --         353       --         4,268



       9        39       --          --            85         --         --     14,862        --        --        16,727
     --        --        --          --           --          --         --        --         --    208,784      208,784
--------  --------   -------     -------      -------     -------    -------   ------- ----------  --------   ----------
      47        75        22         --            85          13         51    14,862        353   208,784      229,779
--------  --------   -------     -------      -------     -------    -------   ------- ----------  --------   ----------

$101,749  $156,783   $70,188     $99,592      $38,763     $28,751    $70,209   $   --  $1,159,005  $251,567   $6,127,016
========  ========   =======     =======      =======     =======    =======   ======= ==========  ========   ==========


ral part of these financial statements.

                                                                BELLSOUTH RETIRE

                                               STATEMENT OF NET ASSETS AVAILABLE

                                                                        December
                                                                         (In Tho

                                                            Vanguard
                                                              Index   Fidelity
                             BellSouth   Indexed   Interest   Trust    Growth
                               Stock      Stock     Income   Growth   & Income  Balanced
                                Fund       Fund      Fund   Portfolio Portfolio   Fund
            ASSETS           ---------- ---------- -------- --------- --------- --------
   Share of Trust net
    assets.................  $2,043,032 $1,249,328 $942,806 $250,596  $191,653  $113,737
   Investment in BellSouth
    Retirement Savings
    Employee Stock
    Ownership Plan Trust:
    Shares of BellSouth
     common stock allocated
     to participants.......         --         --       --       --        --        --
    Shares of BellSouth
     common stock held for
     future allocation.....         --         --       --       --        --        --
    Temporary cash
     investments...........         --         --       --       --        --        --
                             ---------- ---------- -------- --------  --------  --------
     Total Investments.....   2,043,032  1,249,328  942,806  250,596   191,653   113,737
   Contributions
    receivable.............       1,965      1,414      673      583       498       195
   Fund, BellSouth Savings
    and Security Plan and
    other transfers
    receivable--net........         --         424      --       319       --        --
                             ---------- ---------- -------- --------  --------  --------
     Total Assets..........   2,044,997  1,251,166  943,479  251,498   192,151   113,932
                             ---------- ---------- -------- --------  --------  --------
         LIABILITIES
   Distributions payable...         703        603      100       33        21        27
   Fund, BellSouth Savings
    and Security Plan and
    other transfers
    payable--net...........         143        --       702      --        389       485
   Notes payable...........         --         --       --       --        --        --
                             ---------- ---------- -------- --------  --------  --------
     Total Liabilities.....         846        603      802       33       410       512
                             ---------- ---------- -------- --------  --------  --------
   Net Assets Available for
    Benefits...............  $2,044,151 $1,250,563 $942,677 $251,465  $191,741  $113,420
                             ========== ========== ======== ========  ========  ========


                                             The accompanying notes are an integ

MENT SAVINGS PLAN

FOR BENEFITS, WITH FUND INFORMATION

31, 1999
usands)

         T. Rowe               Personal                 DFA U.S.                         Employee Stock
          Price    DFA U.S.     Choice         DFA      Large Cap                        Ownership Plan
 Bond    Mid-Cap  6-10 Value  Retirement- International Value II  Participant        ----------------------
 Fund    Growth  Portfolio II   Account   Value II Fund   Fund       Loans    Other  Allocated  Unallocated   Total
-------  ------- ------------ ----------- ------------- --------- ----------- ------ ---------- ----------- ----------

$97,496  $78,505   $62,984      $41,515      $39,662     $28,003    $67,106   $1,677 $      --   $    --    $5,208,100






    --       --        --           --           --          --         --       --   1,288,767       --     1,288,767


    --       --        --           --           --          --         --       --         --    643,593      643,593

    --       --        --           --           --          --         --       --       2,040    13,858       15,898
-------  -------   -------      -------      -------     -------    -------   ------ ----------  --------   ----------
 97,496   78,505    62,984       41,515       39,662      28,003     67,106    1,677  1,290,807   657,451    7,156,358

    114      219       140          --            84          85        --       --         --        --         5,970



    --       144       343        2,311          486         277        247      --         --        --         4,551
-------  -------   -------      -------      -------     -------    -------   ------ ----------  --------   ----------
 97,610   78,868    63,467       43,826       40,232      28,365     67,353    1,677  1,290,807   657,451    7,166,879
-------  -------   -------      -------      -------     -------    -------   ------ ----------  --------   ----------

      7       13        13          --             2           4        --       --         176       --         1,702



     11      --        --           --           --          --         --     1,677        105       --         3,512
    --       --        --           --           --          --         --       --         --    264,056      264,056
-------  -------   -------      -------      -------     -------    -------   ------ ----------  --------   ----------
     18       13        13          --             2           4        --     1,677        281   264,056      269,270
-------  -------   -------      -------      -------     -------    -------   ------ ----------  --------   ----------

$97,592  $78,855   $63,454      $43,826      $40,230     $28,361    $67,353   $  --  $1,290,526  $393,395   $6,897,609
=======  =======   =======      =======      =======     =======    =======   ====== ==========  ========   ==========


ral part of these financial statements.

                                                                BELLSOUTH RETIRE

                                                            STATEMENT OF CHANGES
                                                              FOR BENEFITS, WITH

                                                                  Year Ended Dec
                                                                         (In Tho

                                                           Vanguard
                                                             Index    Fidelity
                          BellSouth    Indexed    Interest   Trust     Growth
                            Stock       Stock      Income   Growth    & Income   Balanced    Bond
                             Fund        Fund       Fund   Portfolio  Portfolio    Fund      Fund
                          ----------  ----------  -------- ---------  ---------  --------  --------
Net Assets Available for
 Benefits,
 December 31, 1999......  $2,044,151  $1,250,563  $942,677 $251,465   $191,741   $113,420  $ 97,592
                          ----------  ----------  -------- --------   --------   --------  --------
Employee contributions..      55,561      46,626    42,046   25,372     16,772      7,615     3,807
Transfer of
 participants'
 balances--net..........    (235,693)      9,117    45,389   78,930     (6,633)   (11,252)   (1,392)
Supplemental
 contributions..........         --          --        --       --         --         --        --
Allocation of shares to
 participants...........         --          --        --       --         --         --        --
Transfer for loan
 repayment..............         --          --        --       --         --         --        --
                          ----------  ----------  -------- --------   --------   --------  --------
Total Contributions,
 Allocations and
 Transfers..............    (180,132)     55,743    87,435  104,302     10,139     (3,637)    2,415
Share of Trust
 investment activities..    (140,385)   (104,914)   49,094  (69,159)    (4,001)     3,528     9,535
                          ----------  ----------  -------- --------   --------   --------  --------
Total...................    (320,517)    (49,171)  136,529   35,143      6,138       (109)   11,950
                          ----------  ----------  -------- --------   --------   --------  --------
Less:  Distributions to
       participants.....     164,153      98,589   136,664   26,240     17,294      8,681     7,793
       Interest on notes
       payable..........         --          --        --       --         --         --        --
                          ----------  ----------  -------- --------   --------   --------  --------
Net Assets Available for
 Benefits,
 December 31, 2000......  $1,559,481  $1,102,803  $942,542 $260,368   $180,585   $104,630  $101,749
                          ==========  ==========  ======== ========   ========   ========  ========


                                             The accompanying notes are an integ

MENT SAVINGS PLAN

IN NET ASSETS AVAILABLE
FUND INFORMATION

ember 31, 2000
usands)

 T. Rowe                 Personal                DFA U.S.                           Employee Stock
  Price      DFA U.S.     Choice        DFA      Large Cap                          Ownership Plan
 Mid-Cap    6-10 Value  Retirement International Value II  Participant          -----------------------
  Growth   Portfolio II  Account   Value II Fund   Fund       Loans     Other   Allocated   Unallocated   Total
 --------  ------------ ---------- ------------- --------- ----------- -------  ----------  ----------- ----------


 $ 78,855    $63,454     $ 43,826     $40,230     $28,361   $ 67,353   $   --   $1,290,526   $ 393,395  $6,897,609
 --------    -------     --------     -------     -------   --------   -------  ----------   ---------  ----------
   12,930      5,438          --        4,010       2,628        --        --          --          --      222,805


   70,249      1,315      102,103      (1,834)     (2,074)   (12,206)   (1,224)    (27,913)        --        6,882

      --         --           --          --          --         --        --                   50,636      50,636

      --         --           --          --          --         --        --      100,059    (100,059)        --

      --         --           --          --          --         --        --      (16,723)     16,723         --
 --------    -------     --------     -------     -------   --------   -------  ----------   ---------  ----------


   83,179      6,753      102,103       2,176         554    (12,206)   (1,224)     55,423     (32,700)    280,323

    7,289      5,928      (46,304)       (178)      2,312     17,361     1,224    (114,698)    (86,261)   (469,629)
 --------    -------     --------     -------     -------   --------   -------  ----------   ---------  ----------
   90,468     12,681       55,799       1,998       2,866      5,155       --      (59,275)   (118,961)   (189,306)
 --------    -------     --------     -------     -------   --------   -------  ----------   ---------  ----------

   12,540      5,947           33       3,465       2,476      2,299       --       72,246         --      558,420

      --         --           --          --          --         --        --          --       22,867      22,867
 --------    -------     --------     -------     -------   --------   -------  ----------   ---------  ----------


 $156,783    $70,188     $ 99,592     $38,763     $28,751   $ 70,209   $   --   $1,159,005   $ 251,567  $6,127,016
 ========    =======     ========     =======     =======   ========   =======  ==========   =========  ==========


ral part of these financial statements.

                                                                BELLSOUTH RETIRE

                                                            STATEMENT OF CHANGES
                                                              FOR BENEFITS, WITH

                                                                  Year Ended Dec
                                                                         (In Tho

                                                           Vanguard
                                                             Index   Fidelity                       T. Rowe
                          BellSouth    Indexed    Interest   Trust    Growth                         Price
                            Stock       Stock      Income   Growth   & Income   Balanced    Bond    Mid-Cap
                             Fund        Fund       Fund   Portfolio Portfolio    Fund      Fund    Growth
                          ----------  ----------  -------- --------- ---------  --------  --------  -------
Net Assets Available for
 Benefits,
 December 31, 1998......  $2,251,426  $1,104,970  $910,241 $129,374  $180,281   $114,206  $119,840  $57,278
                          ----------  ----------  -------- --------  --------   --------  --------  -------
Employee contributions..      59,895      46,729    31,079   17,866    16,939      7,306     4,558    6,967
Transfer of
 participants'
 balances--net..........     (30,420)    (52,577)   74,445   69,439   (14,643)    (9,183)  (18,483)   3,624
Supplemental
 contributions..........         --          --        --       --        --         --        --       --
Allocation of shares to
 participants...........         --          --        --       --        --         --        --       --
Transfer for loan
 repayment..............         --          --        --       --        --         --        --       --
                          ----------  ----------  -------- --------  --------   --------  --------  -------
Total Contributions,
 Allocations and
 Transfers..............      29,475      (5,848)  105,524   87,305     2,296     (1,877)  (13,925)  10,591
Share of Trust
 investment
 activities.............     (88,643)    221,237    52,988   48,269    18,251      8,543    (2,110)  13,898
                          ----------  ----------  -------- --------  --------   --------  --------  -------
Total...................     (59,168)    215,389   158,512  135,574    20,547      6,666   (16,035)  24,489
                          ----------  ----------  -------- --------  --------   --------  --------  -------
Less: Distributions to
 participants...........     148,107      69,796   126,076   13,483     9,087      7,452     6,213    2,912
  Interest on notes
   payable..............         --          --        --       --        --         --        --       --
                          ----------  ----------  -------- --------  --------   --------  --------  -------
Net Assets Available for
 Benefits,
 December 31, 1999......  $2,044,151  $1,250,563  $942,677 $251,465  $191,741   $113,420  $ 97,592  $78,855
                          ==========  ==========  ======== ========  ========   ========  ========  =======


                                             The accompanying notes are an integ

MENT SAVINGS PLAN

IN NET ASSETS AVAILABLE
FUND INFORMATION

ember 31, 1999
usands)

               Personal       DFA      DFA U.S.                         Employee Stock
  DFA U.S.      Choice   International Large Cap                        Ownership Plan
 6-10 Value   Retirement   Value II    Value II  Participant        -----------------------
Portfolio II   Account       Fund        Fund       Loans    Other  Allocated   Unallocated   Total
------------  ---------- ------------- --------- ----------- -----  ----------  ----------- ----------


   $68,227     $   --       $32,888     $30,731    $59,546   $ --   $1,262,543   $549,469   $6,871,020
   -------     -------      -------     -------    -------   -----  ----------   --------   ----------
     5,617         --         3,055       2,951        --      --          --         --       202,962


   (14,894)     42,305          (46)     (4,761)     3,489    (119)    (10,649)       --        37,527

       --          --           --          --         --      --          --      48,889       48,889

       --          --           --          --         --      --      130,890   (130,890)         --

       --          --           --          --         --      --      (15,134)    15,134          --
   -------     -------      -------     -------    -------   -----  ----------   --------   ----------


    (9,277)     42,305        3,009      (1,810)     3,489    (119)    105,107    (66,867)     289,378


     7,210       1,521        5,516       1,030      7,007     119     (36,417)   (61,709)     196,710
   -------     -------      -------     -------    -------   -----  ----------   --------   ----------
    (2,067)     43,826        8,525        (780)    10,496     --       68,690   (128,576)     486,088
   -------     -------      -------     -------    -------   -----  ----------   --------   ----------

     2,706         --         1,183       1,590      2,689     --       40,707        --       432,001

       --          --           --          --         --      --          --      27,498       27,498
   -------     -------      -------     -------    -------   -----  ----------   --------   ----------


   $63,454     $43,826      $40,230     $28,361    $67,353   $ --   $1,290,526   $393,395   $6,897,609
   =======     =======      =======     =======    =======   =====  ==========   ========   ==========


ral part of these financial statements.

                                                                BELLSOUTH RETIRE

                                                            STATEMENT OF CHANGES
                                                              FOR BENEFITS, WITH

                                                                  Year Ended Dec
                                                                         (In Tho

                                                             Vanguard
                                                               Index   Fidelity
                             BellSouth   Indexed    Interest   Trust    Growth
                               Stock      Stock      Income   Growth   & Income   Balanced
                                Fund       Fund       Fund   Portfolio Portfolio    Fund
                             ---------- ----------  -------- --------- ---------  --------
   Net Assets Available for
    Benefits,
    December 31, 1997......  $1,155,485 $1,040,696  $896,002 $ 46,552  $161,078   $105,313
                             ---------- ----------  -------- --------  --------   --------
   Employee contributions..      38,881     49,196    31,162    8,531    15,368      7,731
   Transfer of
    participants'
    balances--net..........     195,300   (181,786)   17,034   49,022   (27,030)   (10,731)
   Supplemental
    contributions..........         --         --        --       --        --         --
   Allocation of shares to
    participants...........         --         --        --       --        --         --
   Transfer for loan
    repayment..............         --         --        --       --        --         --
                             ---------- ----------  -------- --------  --------   --------
   Total Contributions,
    Allocations and
    Transfers..............     234,181   (132,590)   48,196   57,553   (11,662)    (3,000)
   Share of Trust
    investment activities..     951,469    267,172    56,477   29,180    42,185     20,798
                             ---------- ----------  -------- --------  --------   --------
   Total...................   1,185,650    134,582   104,673   86,733    30,523     17,798
                             ---------- ----------  -------- --------  --------   --------
   Less:  Distributions to
          participants.....      89,709     70,308    90,434    3,911    11,320      8,905
          Interest on notes
          payable..........         --         --        --       --        --         --
                             ---------- ----------  -------- --------  --------   --------
   Net Assets Available for
    Benefits,
    December 31, 1998......  $2,251,426 $1,104,970  $910,241 $129,374  $180,281   $114,206
                             ========== ==========  ======== ========  ========   ========


                                             The accompanying notes are an integ

MENT SAVINGS PLAN

IN NET ASSETS AVAILABLE
FUND INFORMATION

ember 31, 1998
usands)


          T. Rowe                            DFA U.S.                         Employee Stock
           Price  DFA U.S. 6-       DFA      Large Cap                        Ownership Plan
  Bond    Mid-Cap   10 Value   International Value II  Participant        -----------------------
  Fund    Growth  Portfolio II Value II Fund   Fund       Loans    Other  Allocated   Unallocated   Total
--------  ------- ------------ ------------- --------- ----------- -----  ----------  ----------- ----------


$110,032  $41,001   $102,314      $31,817     $37,756    $60,917   $ --   $  671,576   $ 227,922  $4,688,461
--------  -------   --------      -------     -------    -------   -----  ----------   ---------  ----------
   5,207    5,285      7,440        3,026       3,321        --      --          --          --      175,148


   4,693    3,946    (31,294)      (4,852)    (11,553)        35    (733)    (11,693)        --       (9,642)

     --       --         --           --          --         --      --          --       47,444      47,444

     --       --         --           --          --         --      --      116,832    (116,832)        --

     --       --         --           --          --         --      --      (12,910)     12,910         --
--------  -------   --------      -------     -------    -------   -----  ----------   ---------  ----------


   9,900    9,231    (23,854)      (1,826)     (8,232)        35    (733)     92,229     (56,478)    212,950

   9,655    9,425     (5,649)       4,538       3,751      4,941     733     547,026     409,620   2,351,321
--------  -------   --------      -------     -------    -------   -----  ----------   ---------  ----------
  19,555   18,656    (29,503)       2,712      (4,481)     4,976     --      639,255     353,142   2,564,271
--------  -------   --------      -------     -------    -------   -----  ----------   ---------  ----------

   9,747    2,379      4,584        1,641       2,544      6,347     --       48,288         --      350,117

     --       --         --           --          --         --      --          --       31,595      31,595
--------  -------   --------      -------     -------    -------   -----  ----------   ---------  ----------


$119,840  $57,278   $ 68,227      $32,888     $30,731    $59,546   $ --   $1,262,543   $ 549,469  $6,871,020
========  =======   ========      =======     =======    =======   =====  ==========   =========  ==========


ral part of these financial statements.

                       BELLSOUTH RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

            (Dollars in Thousands, Except Per-Participant Amounts)

1. Plan Description

General

  The following description of the BellSouth Retirement Savings Plan (the
Plan) provides only general information. For additional information, participants should refer to the Plan Prospectus/Summary Plan Description, as supplemented (SPD). A copy of the SPD can be obtained by calling the BellSouth Participant Service Center at 1-800-995-1000. In addition, copies of the Plan, trust agreement and other related documents which include details of the Plan can be obtained by writing to: Secretary, BellSouth Savings Plan Committee, Room 13C09, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610.

  The Plan was established by BellSouth Corporation (BellSouth) to provide a convenient way for management employees to save for their retirement on a long-term basis and to acquire an ownership interest in BellSouth. The Plan consists of two parts: one is a profit sharing plan which includes a qualified cash or deferred arrangement and which is intended to qualify as such under Sections 401(a), 401(k) and 401(m) and related sections of the Internal Revenue Code of 1986, as amended (the Code); the second part is an Employee Stock Ownership Plan (ESOP) which is designed as a stock bonus plan to invest primarily in shares of BellSouth Common Stock and which is intended to qualify under Sections 401(a), 401(m) and 4975(e)(7) and related sections of the Code. All regular full-time and part-time employees of participating BellSouth companies who are not covered by a collective bargaining agreement, have attained the age of 18, and have completed at least one month of service are eligible to participate. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.

Master Trust

  For investment purposes, the assets of the Plan are held in the BellSouth Master Savings Trust (the Master Savings Trust). The Master Savings Trust also holds the assets of the BellSouth Savings and Security Plan (SSP).

Investment Options

  At December 31, 2000, the Plan's assets were comprised of the following investment vehicles: BellSouth Stock Fund, Indexed Stock Fund, Interest Income Fund, Bond Fund, Balanced Fund, Personal Choice Retirement Account and the following mutual funds: Fidelity Growth & Income Portfolio, Vanguard Index Trust Growth Portfolio, DFA U.S. 6-10 Value Portfolio II, T. Rowe Price Mid-Cap Growth, DFA U.S. Large Cap Value II Fund and DFA International Value II Fund. All investments are valued on a daily basis.

  The Personal Choice Retirement Account, or PCRA, was added as an investment option in 1999. Unlike the other funds offered by the Plan, the PCRA is an individual brokerage account in which participants act as their own investment advisor and may choose from a broad range of investment options. The investment options include no-load and load mutual funds, most stocks listed on many U.S. securities exchanges, bonds and other fixed-income investments. Participants who open a PCRA are also assessed additional fees and commissions which are discussed in Note 4. There were 1,346 and 431 participants invested in the PCRA at December 31, 2000 and 1999, respectively.

  Funds within the PCRA cannot be accessed directly for loans, withdrawals or distributions. Participants who want a loan, withdrawal or distribution to include amounts held in the PCRA must first transfer the desired amount from the PCRA to another fund in the Plan for a minimum of one day.

                       BELLSOUTH RETIREMENT SAVINGS PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)

1. Plan Description--(continued)

Concentrations of Risk

  At December 31, 2000 and 1999, the Plan's assets were significantly concentrated in shares of BellSouth Common Stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

  The Plan's other investment options include a variety of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits, With Fund Information.

Vesting

  All participant and employing company contributions vest immediately.

Participant Loans (Whole Dollars)

  Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50 percent of their before-tax account balances as defined by the Plan document and any amounts rolled over to the Plan from other qualified plans. Loan balances are secured by the assets allocated to the participant's accounts and bear interest at various rates which ranged from 7.00% to 11.00% at December 31, 2000. Principal and interest are paid ratably through periodic payroll deductions for active employees and by coupon for nonactive employees. As discussed earlier, amounts held in a PCRA are not directly available for loans.

Service Providers

  As of May 1, 1999, State Street Bank & Trust Company serves as the Trustee for the Master Savings Trust. During 1998, and in 1999 prior to May 1, Bankers Trust Company served as the Trustee for the Master Savings Trust. Metropolitan Life Insurance Company serves as the recordkeeper and service center provider for the Plan. Charles Schwab & Co. Inc. provides brokerage services for the PCRA.

2. Accounting Policies

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  With respect to the Statements of Net Assets Available for Benefits, With Fund Information for the years presented, allocated Share of Trust Net Assets includes investments at fair value, accrued interest income, accrued dividends, receivables for investments sold, payables for investments purchased and accrued administrative expenses of the Master Savings Trust.

  With respect to the Statements of Changes in Net Assets Available for Benefits, With Fund Information for the years presented, allocated Share of Trust Investment Activities includes the sum of realized gains, net of realized losses, the net change in unrealized appreciation/(depreciation) on the fair value of the investments, interest income, dividends, investment manager fees and other administrative fees paid by the Master Savings Trust.

                       BELLSOUTH RETIREMENT SAVINGS PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)

2. Accounting Policies--(continued)

  The values of investments in the Master Savings Trust are determined as follows:

  . Shares of BellSouth Common Stock and equity securities underlying the Indexed Stock Fund are valued on the basis of the closing price per share on December 31, 2000 and 1999 as reported on the New York Stock Exchange or, if no sales were made on that date, at the closing price on the next preceding day on which sales were made;

  . The values of mutual funds, all of which are traded on a national securities exchange, are based on published daily closing net asset values as reported by the respective securities exchanges;

  . Over-the-counter securities and government obligations are valued based on the bid prices on December 31, 2000 and 1999 from published sources where available and, if not available, from other sources considered reliable;

  . Common trusts are valued at amounts determined from published reports of the funds;

  . Securities in the PCRA are valued by methods which are consistent with the methods discussed above; and

  . Annuity contracts with insurance companies and synthetic contracts are valued at principal plus reinvested interest.

  Purchases and sales of securities are reflected as of the trade date.

  Realized gains and losses on sales of investments are determined on the basis of average cost.

  Dividend income is recognized on the date the trust is entitled to the benefit. Interest earned on investments is recognized on the accrual basis.

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

  SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS 133 will have on the Plan financial statements. The carrying value of benefit responsive investment contracts (including synthetic GICs) in the Master Trust is $1,219,984 at December 31, 2000. The carrying value of other derivative instruments in the Master Trust is $86,830 at December 31, 2000.

  The actual impact on the Plan's net assets available for plan benefits of adopting SFAS No. 133 will be made based on the derivative positions and hedging relationships at the date of adoption.

3. Contributions

  Employee contributions to the Plan are recorded based on Basic Contributions of up to 6% and Supplemental Contributions of up to 9% for those participants wishing to contribute additional amounts. Total contributions may not exceed 15% of compensation. Contributions are designated by the participants as before-tax or after-tax, subject to certain IRS limitations.

                       BELLSOUTH RETIREMENT SAVINGS PLAN

            (Dollars in thousands, Except Per-Participant Amounts)

3. Contributions--(continued)

  As discussed in Section 3 of the Plan document, participants may also rollover amounts into the Plan from other qualified plans.

  Participants' Basic Contributions receive a matching contribution in BellSouth stock which is contributed to the ESOP Allocated Fund based on the following formula:

   Contribution Type                                       %     Company Match
   -----------------                                      ---- -----------------
   Basic.................................................   2% 100%
   Basic.................................................  3-6 Varies by Company
   Supplemental.......................................... 7-15 None

The matching percentage is based on company financial performance and the performance of BellSouth stock. The match percentage remains in effect for a twelve-month period from April 1 through March 31. The range of match rates on Basic Contributions in excess of 2% for the three years ended December 31, 2000 were as follows:

                                                   2000       1999       1998
                                                ---------- ---------- ----------
January-March.................................. 25% - 100% 25% - 100% 25% -  85%
April-December................................. 25% - 100% 25% - 100% 25% - 100%

4. Plan Expenses

  Each participant in the Plan is charged a flat annual fee for Plan administrative expenses, including recordkeeping, trustee and other expenses considered reasonable by the Plan administrator. The fee is divided on a pro rata basis among each investment option of the participant. The per-participant fee was $35.25 for 2000 and $33.00 for 1999 and 1998. Additional fees are charged to individual participants for various services provided by the Plan's recordkeeper and the BellSouth Participant Service Center.

  Participants who open a PCRA are charged a $50 fee for the initial transfer into the PCRA and are charged an additional monthly fee of $2.50 for each month that the participant maintains a PCRA balance.

  Investment manager fees are paid by the Master Savings Trust. The Plan's share of investment manager fees included in allocated share of Trust investment activities in the Statements of Changes in Net Assets Available for Benefits, with Fund Information for the years presented, were as follows:

                                                            For the Year Ended
                                                               December 31,
                                                            ---------------------
                                                            2000    1999   1998
                                                            ------ ------- ------
BellSouth Stock Fund....................................... $ 329  $   278 $ --
Indexed Stock Fund.........................................   (93)     396   182
Interest Income Fund.......................................   405      417   363
Balanced Fund..............................................   119      133   106
Bond Fund..................................................   228      161   331
                                                            -----  ------- -----
                                                             $988   $1,385 $982
                                                            =====  ======= =====

  The Master Savings Trust did not pay investment management fees for the BellSouth Stock Fund during 1998.

                       BELLSOUTH RETIREMENT SAVINGS PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)


4. Plan Expenses--(continued)

  For the mutual funds, investment manager fees are not paid directly from the Master Savings Trust. However, these investments are subject to mutual fund management fees which reduce the overall return of the respective mutual fund. These fees, expressed as percentages of fund assets, which were assessed against the mutual funds by their respective managers, were as follows:

                                                                For the Year
                                                                   Ended
                                                                December 31,
                                                               ----------------
                                                               2000  1999  1998
                                                               ----  ----  ----
Vanguard Index Trust Growth Portfolio......................... 0.12% 0.12% 0.20%
Fidelity Growth & Income Portfolio............................ 0.67% 0.68% 0.71%
T. Rowe Price Mid-Cap Growth.................................. 0.87% 0.91% 0.91%
DFA U.S. 6-10 Value Portfolio II.............................. 0.44% 0.44% 0.45%
DFA International Value II Fund............................... 0.50% 0.50% 0.55%
DFA U.S. Large Cap Value II Fund.............................. 0.37% 0.37% 0.39%

5. Tax Status

  The Internal Revenue Service has determined and informed BellSouth by a favorable determination letter dated April 14, 1998 that the Plan and related Trust meet the requirements of Section 401(a) of the Code and are exempt from federal income taxes under Section 501(a) of the Code.

  The Plan has been amended subsequent to the determination letter referred to above. BellSouth believes that the Plan, in its current form, will maintain its tax exempt status. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  The federal income tax effects on participants with respect to the Plan are described in the SPD.

6. Termination Priorities

  BellSouth intends to continue the Plan indefinitely but reserves the right to terminate or amend it. In the event the Plan is terminated and if BellSouth or its subsidiaries sponsor another defined contribution plan, the participants may elect to have their account balances transferred to the other plan. If BellSouth or its subsidiaries do not sponsor such a plan, the participants would receive a lump-sum distribution of their account balances.

                       BELLSOUTH RETIREMENT SAVINGS PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)


7. Interest in BellSouth Master Savings Trust

  The assets of the Plan are held in the Master Savings Trust and are commingled with the assets of the SSP. The assets of the Master Savings Trust are allocated to the Plan based upon the total of each individual plan participant's share of the Master Savings Trust's assets. The Plan's allocated share of the total net assets of all funds in the Master Savings Trust was 68.19369% at December 31, 2000 and 65.57168% at December 31, 1999. The Plan's
allocated share of the net assets of each fund in the Master Savings Trust at December 31, 2000 and 1999 were as follows:

                                                               2000      1999
                                                             --------- ---------
   BellSouth Stock Fund..................................... 54.09021% 53.82512%
   Indexed Stock Fund....................................... 86.20217% 85.80108%
   Interest Income Fund..................................... 73.76164% 72.94221%
   Vanguard Index Trust Growth Portfolio.................... 72.77800% 73.57265%
   Fidelity Growth & Income Portfolio....................... 72.92631% 73.01791%
   Balanced Fund............................................ 82.02028% 81.91873%
   Bond Fund................................................ 92.17892% 92.69418%
   T. Rowe Price Mid-Cap Growth............................. 74.76342% 79.40384%
   DFA U.S. 6-10 Value Portfolio II......................... 84.22762% 84.92757%
   Personal Choice Retirement Account....................... 100.0000% 100.0000%
   DFA International Value II Fund.......................... 86.39532% 87.58686%
   DFA U.S. Large Cap Value II Fund......................... 76.79393% 75.17285%
   Participant Loans........................................ 63.24551% 63.13932%
   Other.................................................... 60.59535% 49.57092%

                       BELLSOUTH RETIREMENT SAVINGS PLAN

             (Dollars in Thousands, Except Per-Participant Amounts)
7. Interest in BellSouth Master Savings Trust--(continued)

  The financial position of the Master Savings Trust at December 31, 2000 and 1999 was as follows:


                                                              2000       1999
Assets:                                                       ----       ----
 Investments at value:
  BellSouth Stock Fund:
   Shares of BellSouth Common Stock#...................... $2,867,936 $3,775,655
   Temporary cash investments.............................     15,254     16,370
   Distributable shares ..................................         18         63
  Indexed Stock Fund:
   Equity Index Fund#.....................................  1,279,516  1,456,096
  Interest Income Fund:
   General account investment contracts...................     74,600     93,672
   Security backed investments............................  1,145,384  1,096,133
   Temporary cash investments.............................     48,616     96,209
  Vanguard Index Trust Growth Portfolio:
   Securities.............................................    357,703    340,612
  Fidelity Growth & Income Portfolio:
   Securities.............................................    246,970    262,475
  Balanced Fund:
   Securities.............................................    114,758    126,019
   Temporary cash investments.............................     12,333     12,975
  Bond Fund:
   Securities.............................................    136,945    113,524
   Temporary cash investments.............................      4,954      1,786
  T. Rowe Price Mid-Cap Growth:
   Securities.............................................    209,152     98,869
  DFA U.S. 6-10 Value Portfolio II:
   Securities.............................................     83,136     74,162
  DFA International Value II Fund:
   Securities.............................................     44,852     45,283
  Personal Choice Retirement Account:
   Securities.............................................     51,004     25,360
   Mutual funds...........................................     29,181      8,592
   Common trusts..........................................      2,508        291
   Temporary cash investments.............................     16,360      9,351
  DFA U.S. Large Cap Value II Fund:
   Securities.............................................     37,284     37,252
 Participant Loans:
  Loans to participants...................................    108,781    106,282
 Contribution Account+:
  BellSouth Common Shares.................................      5,086        --
  Temporary cash investments..............................      1,346         42
 Distribution Account+:
  Temporary cash investments..............................     17,958         47
 Expense Account+:
  Temporary cash investments..............................      2,540      3,290

                                                                     (Continued)

                       BELLSOUTH RETIREMENT SAVINGS PLAN

             (Dollars in Thousands, Except Per-Participant Amounts)
7. Interest in BellSouth Master Savings Trust--(continued)


                                                        2000       1999
                                                        ----       ----
 Dividends and interest income receivable...........      9,029       7,787
 Receivable for investments sold....................        474      13,074
 Other receivables..................................         76         469
                                                     ---------- -----------
                                                      6,923,754   7,821,740
Liabilities:
 Payable for investments purchased..................     36,300      23,378
 Variation margin payable...........................         42         224
 Other payables.....................................        392         --
                                                     ---------- -----------
 Trust net assets (excluding ESOP Trusts)...........  6,887,020   7,798,138

Investment in ESOP Trusts:
 Shares of BellSouth Common Stock allocated to
  participants......................................  2,034,525   2,350,638
 Distributable shares...............................          5           1
 Shares of BellSouth Common Stock held for future
  allocation#.......................................    661,301     949,327
 Temporary cash investments.........................     21,672      25,505
                                                     ---------- -----------
 Total investments..................................  9,604,523  11,123,609

Liabilities:
 Notes payable......................................    306,959     391,429
                                                     ---------- -----------
 Trust net assets................................... $9,297,564 $10,732,180
                                                     ========== ===========
 Investments at cost................................ $7,371,056 $ 7,276,780
                                                     ========== ===========

--------
# Represents an individual investment which is 5% or more of the Net Assets of the Master Savings Trust.
+ These accounts are combined and presented as the "Other" fund in the accompanying financial statements.

                       BELLSOUTH RETIREMENT SAVINGS PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)

7. Interest in BellSouth Master Savings Trust--(continued)

  Distributions from the BellSouth Stock Fund and the BellSouth Management Savings and ESOP Trust and the BellSouth Savings and Security ESOP Trust (the ESOP Trusts) that are payable in shares of BellSouth Common Stock are separated from the "Shares of BellSouth Common Stock" and "Shares of BellSouth Common Stock allocated to participants" lines and reflected as "Distributable Shares."

  Assets in the BellSouth Stock Fund, Bond Fund, Indexed Stock Fund, mutual funds and some of the assets in the Balanced Fund and the PCRA Fund are invested in securities which fluctuate in market value, therefore the values of the fund units fluctuate daily.

  Assets in the Interest Income Fund are invested in the following types of financial vehicles:

  . General Account Investment Contracts--These contracts are also referred to as traditional investment contracts. An investment contract is termed "general account" when the assets committed to the contract are commingled with other general assets of the contract issuer. The contract issuer promises to return the invested principal plus a stated rate of interest upon maturity. The quality of the promise is a function of the financial condition of the contract issuer.

  . Security Backed Investments--These are generic terms which refer to investment contracts other than "traditional" general account investment contracts as defined above. These investments consist of a combination of marketable securities, owned directly by the Plan or as units of a separate account or trust owned by the Plan, and an investment contract that provides liquidity for eligible employee benefits at book value. Market value securities are investments in fixed income securities owned by the Plan without a corresponding investment contract. Liquidation of these securities to pay eligible benefit events is at market value.

    -- Group Trust Investment Contracts--Group Trust refers to the INVESCO
       Group Trust for Retirement Benefit Plans. The INVESCO Group Trust contains a series of commingled investment funds, available only to INVESCO clients, constructed to provide a stable value portfolio with the beneficial elements of various fixed income management strategies. The Plan's investment in any one of the various INVESCO Group Trust Funds is unitized and may be "wrapped" by an independent financial institution through the issuance of an investment contract.

    -- Separate Account Investment Contracts--An investment contract is termed "separate account" when the assets committed to the contract are segregated from the general assets of the contract issuer through the use of a specifically identifiable separate account. The separate account may be comprised of investments from one Plan or Trust, or comprised of investments from multiple qualified retirement Plans and Trusts. Though ownership of the assets held in a separate account is retained by the contract issuer, the assets are protected from liabilities arising from the contract issuers' general operations. The investment performance of a separate account investment contract may be a function of the investment performance of the investments held in the separate account.

    -- Synthetic Investment Contract--The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. To ensure these invested assets may be accounted for at book value, a "synthetic" investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these

                       BELLSOUTH RETIREMENT SAVINGS PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)

7. Interest in BellSouth Master Savings Trust--(continued)

      investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

  The value of the Interest Income Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Interest Income Fund, by investment type, at December 31, 2000 and 1999 was as follows:

                                                       December 31, December 31,
                                                           2000         1999
                                                       ------------ ------------
   General account investment contracts...............  $   74,600   $   93,672
   Security backed investments:
    Underlying assets.................................   1,171,635    1,093,149
    Wrapper contracts.................................     (26,251)       2,984
                                                        ----------   ----------
     Total contracts..................................  $1,219,984   $1,189,805
                                                        ==========   ==========

  The contracts held by the Master Savings Trust in the Interest Income Fund are considered fully benefit-responsive in accordance with AICPA Statement of Position 94-4. The crediting interest rate was 6.60% at December 31, 2000 and 6.23% at December 31, 1999. The average yield was 6.51% in 2000 and 6.12% in 1999. Interest rates are reset on a semi-annual, quarterly or monthly basis to move the current book value of these investments toward the projected future market value over the life of the contract.

  During 1990, the ESOP Trusts issued medium-term notes in the aggregate amount of $850 million to fund the purchase of BellSouth Common Stock to be utilized at later dates to fulfill match obligations. Shares purchased with such funds are released for allocation to participant accounts based on a prescribed schedule coinciding with payments on the ESOP notes.

  Assets held in the Master Savings Trust are generally unavailable to service the ESOP debt; however, the notes are guaranteed by and are subject to direct recourse against BellSouth. BellSouth contributes to the ESOP Trusts an amount necessary, net of ESOP dividends and interest, to service the ESOP notes. Such contributions are classified as Supplemental Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information. These contributions are subject to the claims of holders of debt securities issued by the ESOP Trusts but are held at BellSouth and paid to the ESOP Trusts twice yearly to fund, on a same day basis, required payments by the ESOP Trusts on the notes. Such contributions would not remain in the ESOP Trusts unless there was a default on the debt securities by the ESOP Trustee after having received the required contributions from BellSouth. Therefore, holders of the debt securities should not rely on the assets of the ESOP Trusts in arriving at an investment decision with respect to the debt securities.

  In addition to Supplemental Contributions, BellSouth contributes amounts necessary to purchase any additional shares required to meet the match obligations after shares released by the ESOP Trusts have been used. Such contributions are classified as Employing Company Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information.

  In lieu of receiving cash dividends earned on shares of BellSouth Common Stock which have been allocated to participants from the ESOP Trusts, participant accounts are credited with equivalent shares of BellSouth Common Stock. Dividends on the related ESOP shares are transferred to the Unallocated ESOP Fund and are applied towards the service of the ESOP notes. The transfer of these earnings is classified as Transfer for Loan Repayment in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information.

                       BELLSOUTH RETIREMENT SAVINGS PLAN

            (Dollars in Thousands, Except Per-Participant Amounts)


7. Interest in BellSouth Master Savings Trust--(continued)

  BellSouth made supplemental cash contributions to the ESOP Trusts in the amount of $75,497 in 2000, $73,389 in 1999 and $71,857 in 1998 for the purpose of servicing the guaranteed debt.

  A description of each debt issue is as follows:

  BellSouth Management Savings and ESOP Trust:

                   Title                      Amount  Interest Rate   Due Date
                   -----                     -------- ------------- ------------
Amortizing Medium-Term Notes, Series A...... $275,000    9.125%     July 1, 2003
Amortizing Medium-Term Notes, Series A...... $275,000    9.19%      July 1, 2003
                                             --------
  Total..................................... $550,000
                                             ========

  BellSouth Savings and Security ESOP Trust:

                   Title                      Amount  Interest Rate   Due Date
                   -----                     -------- ------------- ------------
Amortizing Medium-Term Notes, Series A...... $300,000    9.125%     July 1, 2003

  Maturities of the ESOP Trusts' long-term debt outstanding at December 31, 2000 were as follows:

                                               2001     2002     2003    Total
                                              ------- -------- -------- --------
Maturities................................... $94,128 $104,648 $108,183 $306,959
                                              ======= ======== ======== ========

  Investment activities of the Master Savings Trust are allocated to the Plan based upon the total of each individual Plan participant's share of the Master Savings Trust investment activities during the period ended December 31, 2000.

  The Master Savings Trust investment activities for the years ended December 31, 2000, 1999 and 1998 were as follows:

                                                  For the Year Ended
                                                     December 31,
                                           -----------------------------------
                                              2000        1999         1998
                                           ----------  -----------  ----------
Investment Activities:
 Dividends on shares of BellSouth Common
  Stock................................... $  112,515  $   119,742  $  110,822
 Interest Income Fund income..............     70,326       71,112      78,395
 Other interest...........................     37,067       66,375      46,717
 Net change in unrealized
  appreciation/(depreciation)
  on investments.......................... (1,575,258)  (1,264,789)  2,617,133
 Net realized gain on investments.........    589,455    1,084,574   1,161,504
 Investment manager fees..................     (1,437)      (1,880)     (1,198)
 Other fees...............................     (3,325)      (2,999)     (3,262)
                                           ----------  -----------  ----------
Net investment activities................. $ (770,657) $    72,135  $4,010,111
                                           ==========  ===========  ==========

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the BellSouth Retirement Savings Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          BellSouth Retirement Savings Plan
                                          By: BellSouth Corporation, as Plan
                                             Administrator

                                             /s/ Clinton A. Demetriou
                                          By: _________________________________
                                              Clinton A. Demetriou
                                              (Executive Director)

Date: June 27, 2001